[Palatin Technologies, Inc. Letterhead]

February 23, 2011

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Bryan Pitko, Division of Corporation Finance
                 Jeffrey Riedler, Assistant Director

Re:	Palatin Technologies, Inc. (the "Company")
Registration Statement on Form S-1, as amended (the "Registration Statement")
(File No. 333-170227)

Filed February 18, 2011

Dear Ladies and Gentlemen,

On behalf of the Company, I am writing in response to your comments issued today.  Based on the telephone call between you and the Company's outside counsel today, we further amended the Registration Statement to include the total number of the units to be offered pursuant to the Registration Statement, the number of shares of our common stock underlying both Series A warrants and Series B warrants, and a formula by which the exercise price of the warrants can be determined.  We are also filing a marked copy of the amended Registration Statement with the Securities and Exchange Commission (the "Commission") for your convenience and an acceleration request for the effectiveness of the Registration Statement.

In connection with this response to your letter, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 23, 2011

If you have any questions regarding these responses, please contact our outside counsel, Faith Charles of Thompson Hine LLP, at 212-908-3905 or the undersigned at 609-495-9197.  We appreciate your assistance.

Sincerely, PALATIN TECHNOLOGIES, INC. By: /s/ Stephen A. Slusher Name: Stephen A. Slusher Title: Chief Legal Officer

cc: Faith Charles, Thompson Hine LLP